UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-34808

CUSIP NUMBER 16890Y104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:    October 31, 2012
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

China Botanic Pharmaceutical Inc.
Full Name of Registrant

Former Name if Applicable
Level 11, Changjiang International Building, No. 28, Changjiang Road, Nangang District, Harbin
Address of Principal Executive Office (Street and Number)
Heilongjiang Province, China 150090
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company disclosed in a Form 8-K filing on January 23, 2013 the appointment of Jack Zhao, our new Audit Chair, following the resignation of our former Audit Chair on December 24, 2012. As a result, the Company needs additional time to bring our new Audit Chair up to speed on the Company and its financial statements. In addition,  management encounter delays in completing its consolidated financial statements and corresponding delay in completing of the annual audit thereof.  As such, information necessary for the filing of a complete and accurate report on Form 10-K could not be gathered within the prescribed time period without unreasonable effort and expense.  The Company remains committed to completing its Form 10-K at the earliest possible time, but does not currently anticipate its completion within the fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Weiqiu Dong	86	451 5768 0200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☐ No ☒
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Botanic Pharmaceutical Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	January 29, 2013	By:	/s/ Weiqiu Dong
Weiqiu Dong, Chief Financial Officer